Exhibit 99.1

Alida Gualtieri General Counsel & Secretary Direct: (514) 630-7060 Fax: (514) 630-7159 Email: agualtieri@draxis.com

June 4, 2004

VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Securities Administration Branch (New Brunswick)

Securities Commission of Newfoundland and Labrador

Registrar of Securities (Northwest Territories)

Nova Scotia Securities Commission

Registrar of Securities (Nunanut)

Ontario Securities Commission

Office of the Attorney General Securities Division (Prince Edward Island)

Autorité des marchés financiers

Saskatchewan Financial Services Commission – Securities Division

Registrar of Securities (Yukon)

Re: DRAXIS Health Inc. – Disclosure Requirements re NI 51-102

Dear Sirs:

With regard to DRAXIS Health Inc.’s Annual Meeting of Shareholders on May 21, 2004, and in compliance with NI 51-102, we are enclosing the information contained in the Final Scrutineers’ Report of Computershare Trust Company of Canada.

The Scrutineers reported that there were 7 registered shareholders and proxyholders present at the Annual Meeting representing 43,031 shares, and that there were 285 proxies representing 25,410,030 shares, for a total representation in person and by proxy of 25,410,030 shares (67.41%).

DRAXIS HEALTH INC., 6870 Goreway Drive, Suite #200, Mississauga, Ontario, Canada L4V 1P1 Tel: (905) 677-5500
Fax: (905) 677-5502

SANTÉ DRAXIS INC., 16751 Trans Canada Highway, Kirkland, Québec, Canada H9H 4J4  Tél: (514) 694-8220
Fax: (514) 694-8201

Of the proxies received, the following shares were voted For/Withhold:

1. The election of directors of Management’s nominees in accordance with the Management Information Circular of the Corporation.

Dr. Martin Barkin
Leslie L. Dan
George M. Darnell
Rolf H. Henel	25,215,379	36,701
Brian M. King	For	Withhold
Samuel W. Sarick
Stewart D. Saxe
Bruce W. Simpson
John A. Vivash

2. Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation and the authorization of the directors to fix the auditors’ remuneration.
	25,214,665	88,943
	For	Withhold

Should you have any questions or require any further information, please do not hesitate to contact me directly at (514) 630-7060.

Yours very truly,

DRAXIS HEALTH INC.

Alida Gualtieri
General Counsel & Secretary